

May 20, 2009

By U.S. mail and facsimile to (813) 207-2328

Ms. Barbara R. Smith
Vice President, Finance, Chief Financial Officer and Assistant Secretary
Gerdau Ameristeel Corporation
4221 West Boy Scout Boulevard, Suite 600
Tampa, FL 33607

> **RE:** **Gerdau Ameristeel Corporation**
> **Form 40-F for the fiscal year ended December 31, 2008**
> **Filed March 30, 2009**
> **Form 6-K filed May 11, 2009**
>
> **File No. 333-101591**

Dear Ms. Smith:

We have reviewed your response letter dated May 5, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 6-K filed May 11, 2009

Exhibit 99.1 Quarterly Report Q1 2009

Critical Accounting Estimates and Assumptions, page 9

1. We note your discussion of goodwill on page 11 includes the disclosure included in your response to comment 3 in our letter dated April 21, 2009. Given that the fair value of the PCS reporting unit exceeded its carrying value by only approximately $0.6 million or 0.2% of its carrying value at December 31, 2008, as well as the continued negative operating results of your mini-mills business into the first quarter of 2009, it appears that a significant adverse change in the business climate has occurred that would more likely than not reduce the fair value of a reporting unit below its carrying amount, pursuant to paragraph 28a of SFAS 142. As such, please clarify why a goodwill impairment test was not performed on the Long Products and PCS reporting units as of March 31, 2009.

So that we can better understand the difference between book value and market capitalization, please provide to us your 2008 SFAS 142 goodwill test. For the cash flow projections, please include the historical cash flow amounts so we can understand the basis for projected cash flow amounts. Since paragraphs 23-25 of SFAS 142 require that the underlying assumptions be market based, please clarify for us how you could conclude that this criteria was met given that your assumptions generated a fair value that is $1.6 billion greater than your market capitalization. If a market multiple analysis was employed, please identify the peer companies and provide us that analysis as well. Tell us whether these companies are the same ones you used in your 2007 SFAS 142 test. Please provide us the data you used to assess control premium and tell us why no 2008 data was used. Tell us if you expect to record a goodwill impairment charge in the June 30, 2009 quarter.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief